OppenheimerFunds, Inc.
Two World Financial Center
225 Liberty Street, 11th Floor
New York, New York 10281-1008

Dated as of May 19, 2010

The Board of Directors

Oppenheimer Master Inflation Protected Securities Fund, LLC

6803 S. Tucson Way

Centennial, CO 80112-3924

To the Board of Directors:

OppenheimerFunds, Inc. (“OFI”) hereby offers to purchase 10,000 shares of Oppenheimer Master Inflation Protected Securities Fund, LLC (the “Fund”), at a net asset value per share of $10.00 for an aggregate purchase price of $100,000.

In connection with such purchase, OFI represents that such purchase is made for investment purposes by OFI without any present intention of redeeming or selling such shares.

Very truly yours,

OppenheimerFunds, Inc.

By: /s/ Kathleen Ives

      Kathleen Ives, Senior Vice President and Deputy General Counsel